NOTICE OF FAILURE TO SATISFY A CONTINUED LISTING RULE OR STANDARD

On December 1, 2011, China Technology Development Group Corporation (the “Company”) received a notice from The NASDAQ Stock Market stating that the closing bid price of the Company’s common stock was below $1.00 per share for 30 consecutive business days and that, as a result, the Company no longer meets The NASDAQ Capital Market’s minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2).

The notice of noncompliance has no immediate effect on the listing or trading of the Company’s common stock on The NASDAQ Capital Market. Under the Listing Rules, the Company has 180 calendar days, or until May 29, 2012, to regain compliance. If at any time before May 29, 2012 the closing bid price of the Company’s common stock is at least $1.00 for a minimum of 10 consecutive business days, the Company will regain compliance with the minimum bid price requirement and the matter will be closed. In the event the Company does not regain compliance by May 29, 2012, the Company may be eligible for an additional 180 calendar day grace period, provided that the Company meets all initial listing standards for The NASDAQ Capital Market other than the minimum bid price requirement.

The Company intends to actively monitor the bid price for its common stock and will consider available options to resolve the deficiency and regain compliance with the NASDAQ minimum bid price requirement. At this time, the Company has not yet determined to take any other action in response to the notice.

About CTDC:

CTDC is a fast growing clean energy group in China based in Hong Kong, providing solar energy products and solutions to the global market under the “LSP” brand.

CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).

For more information, please visit http://www.chinactdc.com

Forward-Looking Statement Disclosure:

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) the Company’s ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding the Company’s product volume growth, market share, prices and margins; E) expectations and targets for the Company’s results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and the Company’s ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that the Company currently expects. Factors that could cause these differences include the risk factors specified on the Company’s annual report on Form 20-F for the year ended December 31, 2010 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:

Weining Zhang, Chief Communications officer
China Technology Development Group Corporation
Tel: +1 415 358 0899
Email: ir@chinactdc.com
Web: www.chinactdc.com